Unilever PLC Annual General Meeting Director elections and re-elections Unilever today announced that the following Directors will offer themselves for re-election at the Annual General Meeting of Unilever PLC on 4 May 2022 (2022 AGM): Nils Andersen, Judith Hartmann, Alan Jope, Andrea Jung, Susan Kilsby, Strive Masiyiwa, Youngme Moon, Graeme Pitkethly and Feike Sijbesma. Following their appointment as Directors on 1 November 2021, both Adrian Hennah and Ruby Lu will be recommended for election to the Unilever PLC Board at the 2022 AGM. Laura Cha and John Rishton will be retiring from the Board at the conclusion of the 2022 AGM having both served for nine years on the Board. Enquiries Media: press-office.london@unilever.com Lucila Zambrano +44 7825 273 767 / lucila.zambrano@unilever.com Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com -ends- SAFE HARBOUR This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the Unilever Group's (the 'Group') emissions reduction targets and other climate change related matters (including actions, potential impacts and risks associated therewith). These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.